Reg Technologies Inc.

(A Development Stage Company)

Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

January 31, 2010 and 2009

Reader’s Note:

These  unaudited  interim  consolidated  financial  statements  of  Reg  Technologies  Inc.  (“the  Company”)  for  the

nine  months  ended  January  31,  2010  have  been  prepared  by  management  and  have  not  been  reviewed  by  the

Company’s auditors.

Reg Technologies Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

January 31,

April 30,

2010

2009

$

$

(Unaudited)

Assets

Current

Cash

-

1,107

GST and interest receivable

6,317

9,010

Share subscription receivable (Note 5)

45,000

-

Prepaid expenses

3,091

1,776

Due from related parties (Note 8)

26,820

19,537

Advances to equity accounted investee (Note 7)

529,431

536,438

610,659

567,868

Equipment (Note 6)

3,962

6,897

614,621

574,765

Liabilities

Current

Bank indebtedness

13,878

-

Accounts payable and accrued liabilities

254,533

78,402

Due to related parties

148,139

-

Income taxes payable

32,379

32,379

Financial instrument liability (Note 10)

22,885

167,000

471,814

277,781

Shareholders’ equity

Share Capital (Note 5)

11,847,067

11,800,964

Share subscriptions received (Note 5)

12,000

-

Warrants (Note 5)

264,768

167,540

Contributed Surplus (Note 5)

2,147,555

2,115,568

Deficit

(14,128,583)

(13,787,088)

142,807

296,984

614,621

574,765

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

On behalf of the Board:

  “John Robertson”

Director

   “Jennifer Lorette"

Director

John Robertson

Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

For the three

For the three

For the nine

For the nine

months

months

months

months

ended

ended

ended

ended

January 31

January 31

January 31

January 31

2010

2009

2010

2009

$

$

$

$

  Expenses

Amortization

820

1,026

2,935

3,016

Advertising and promotion

4,999

4,914

10,358

96,793

Consulting fees

9,563

5,538

13,965

25,126

Foreign exchange loss (gain)

38,836

(1,047)

40,556

(56,992)

Investor relations and shareholder communication

23,736

9,578

51,844

9,578

Management and director fees

13,050

21,800

39,150

44,700

Miscellaneous office expenses

16,606

9,151

44,051

43,516

Professional fees

13,743

10,557

80,347

131,198

Public relations

4,088

8,175

12,263

27,250

Research and development

19,737

29,849

98,200

99,037

Rent and utilities

11,233

8,631

27,562

24,554

Stock-based compensation

-

-

31,987

31,241

Transfer agent and filing fees

8,727

7,971

15,889

33,133

Travel and promotion

4,541

8,856

13,516

14,573

Wages and benefits

7,342

7,185

21,616

23,030

Mineral property maintenance costs

8,060

8,060

8,060

8,060

Loss before other items

185,081

140,244

512,299

557,813

  Other (income) expenses

Gain on sale of investee's shares

-

(7,473)

(26,689)

(99,797)

Gain on issue by investee of its own shares

-

-

-

-

Unrealized loss (gain) on financial instrument

liability

(79,229)

-

(144,115)

-

Write down of accounts payable

-

(10,813)

-

(10,813)

  Net and comprehensive loss for the period

105,852

121,958

341,495

447,203

  Loss per share - basic and diluted

0.004

0.005

0.013

0.018

Weighted average number of common shares

  outstanding - basic and diluted

25,768,959

25,164,000

25,732,271

24,726,000

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

For the Three Months

For the Nine Months

Ended January 31

Ended January 31

2010

2009

2010

2009

$

$

$

$

Cash flows used in operating activities

 Net loss for the period

(105,852)

(121,958)

(341,495)

(447,203)

 Adjustments to reconcile loss to net cash

used by operating activities:

Amortization

820

1,026

2,935

3,016

Gain on sale of investee's shares

-

(7,473)

(26,689)

(99,797)

Stock-based compensation

-

-

31,987

31,241

Unrealized gain on financial instrument

liability

(79,229)

-

(144,115)

-

  Changes in non-cash working capital items:

GST and interest receivable

9,001

1,057

2,693

475

Prepaid expenses

11,858

900

(1,315)

3,600

Accounts payable and accrued liabilities

47,294

(30,383)

176,131

15,550

(116,108)

(156,831)

(299,868)

(493,118)

 Cash flows provided by investing activities

 (Advances to) repayments from equity

accounted investee

(6,412)

(407,734)

7,007

(697,957)

 Proceeds on sale of investee's shares and

warrants

-

7,473

26,689

99,797

 Purchase of property and equipment

-

-

-

(740)

(6,412)

(400,261)

33,696

(598,900)

Cash flows provided by financing activities

 Bank indebtedness

11,939

-

13,878

-

 Advances from (to) related parties

(79)

174,891

140,856

219,361

 Proceeds from share issuances, net of

143,331

-

143,331

509,283

issuance costs

Subscription receivable

(45,000)

-

(45,000)

-

Subscription received

12,000

389,586

12,000

384,158

122,191

564,477

265,065

1,112,802

 Change in cash

(329)

7,385

(1,107)

20,784

 Cash, beginning of period

329

13,657

1,107

258

 Cash, end of period

-

21,042

-

21,042

 Supplemental Disclosures

Interest paid

-

-

-

-

 Income taxes paid

-

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Other

Total

Common

Common

Subscription     Contributed

Comprehensive

Shareholders’

Shares

Shares

Received

Surplus

Warrants     Income (Loss)

Deficit

Equity

#

$

$

$

$

$

$

$

Balance – April 30, 2007

23,942,759     11,356,689

–

849,839

–

639,758     (12,794,669)

51,617

Stock-based compensation

–

–

–

247,059

–

–

–

247,059

Deconsolidation adjustment

–

–

–     (886,589)

–

(648,763)

–      (1,535,352)

Deconsolidation of subsidiary

–

–

–     1,808,851

–

–

–

1,808,851

Foreign currency translation

–

–

–

5,672

–

9,005

–

14,677

adjustment

Net loss (Restated – Note 12)

–

–

–

–

–

–

(536,329)

(536,329)

Balance – April 30, 2008

23,942,759     11,356,689

–     2,024,832

–

–     (13,330,998)

50,523

Shares issued for cash

1,771,168

444,275

–

–     167,540

–

–

611,815

Stock-based compensation

–

–

–

90,736

–

–

–

90,736

Net loss

–

–

–

–

–

–

(456,090)

(456,090)

Balance – April 30, 2009

25,713,927     11,800,964

–     2,115,568     167,540

–     (13,787,088)

296,984

Shares issued for cash, net of share

–

issue costs

1,012,596

46,103

–

97,228

–

–

143,330

Subscription received

–

–

12,000

–

–

–

–

12,000

Net loss

–

–

–

–

–

–

(341,495)

(341,495)

    Stock based compensation

–

–

–

31,987

–

–

–

31,987

Balance – January 31, 2010

26,726,523     11,847,067

12,000     2,147,555     264,768

–     (14,128,583)

142,807

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

1.

Nature and Continuance of Operations

Reg Technologies Inc. (the “Company”) is a development stage company  in  the business of developing and

commercially  exploiting  a  new  designed  axial  vane  type  rotary  engine  known  as  the   RadMax™   Engine

and  other  RandCamTM /  RadMax™  applications,  such  as  compressors  and  pumps  (the  “Technology”).  The worldwide  marketing  and  intellectual  rights,  other  than  in  the  U.S.,  are  held  by  the  Company,  which  owns

4.5 million (directly  or indirectly) shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a  16%  interest  in  REGI.  REGI  owns  the  U.S,  marketing  and  intellectual  rights.  The  Company  and  REGI have  a  project  cost  sharing  agreement  whereby  these  companies  each  fund  50%  of  the  development  of  the

Technology.

In  a  development  stage  company,  management  devotes  most  of  its  activities  to  establishing  a  new  business.

Planned  principal  activities  have  not  yet  produced  any  revenues  and  the  Company  has  incurred  recurring operating  losses  as  is  normal  in  development  stage  companies.  The  Company  has  accumulated  losses  of

$14,128,583  since  inception.  These  factors  raise  substantial  doubt  about  the  Company’s  ability  to  continue as  a  going-concern.  The  ability  of  the  Company  to  emerge  from  the  development  stage  with  respect  to  its planned  principal  business  activity  is  dependent  upon  its  successful  efforts  to  raise  additional  equity

financing,   receive   funding   from  affiliates   and   controlling   shareholders,   and   develop   a   market   for   its

products.

Management  is  aware  that  material  uncertainties  exist,  related  to  current  economic  conditions,  which  could adversely  affect  the  Company’s  ability  to  continue  to  finance  its  activities.  The  Company  receives  interim

support   from   affiliated   companies   and   plans   to   raise   additional   capital   through   debt   and/or   equity

financings.  There  continues  to  be  insufficient  funds  to  provide  adequate  working  capital  to  fund  ongoing operations for the next twelve months. The Company may  also raise additional funds though the exercise of warrants and stock options.

There  is  no  certainty  that  the  Company’s  efforts  to  raise  additional  capital  will  be  successful.  These financial  statements  do  not  include  any  adjustments  relating  to  the  recoverability  and  classification  of recorded  asset  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the  Company  be unable to continue in normal operations.

2.    Basis of Accounting and Principles of Consolidation

These  unaudited  interim  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian

generally   accepted   accounting   principles   (“GAAP”)   for   interim   financial   information   using   the   same

accounting  policies  and   methods  of  application  as  the  audited  consolidated  financial  statements  of  the

Company for the year ended April 30, 2009. These unaudited interim consolidated financial statements do not include  all  the  information  and  note  disclosures  required  by  GAAP  for  annual  financial  statements  of  the

Company   and  should  be  read  in  conjunction  with  the  audited  consolidated  financial  statements  of  the

Company as at April 30, 2009.

In  the  opinion  of  management,  all  adjustments  considered  necessary  for  fair  presentation  have  been  included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

2.

Basis of Accounting and Principles of Consolidation (Continued)

These  financial  statements  include  the  accounts  of  the  Company  and  its  51%  owned  subsidiary,  Rand

Energy  Group  Inc.  (“Rand”),  which  owns  a  4%  (2008  –  9%)  interest  in  REGI.  The  Company  also  owns  a

12%  (2008  -  12%)  interest  in  REGI.  Prior  to  April  30,  2008,  REGI  was  considered  a  controlled  subsidiary for  consolidation  purposes  by  way  of  control  through  an  annually  renewable  voting  trusts  agreement,  with other  affiliated  companies.  This  trusts  agreement  gave  the  Company  50%  control  of  the  voting  shares  of

REGI.  The  agreement  could  be  cancelled  by  the  President  of  the  51%  owned  subsidiary  with  seven  days’

written  notice  to  the  affiliated  companies.  Effective  April  30,  2008,  the  voting  trusts  agreement  was cancelled and consequently the investment in REGI has been accounted for as an equity investment.

3.      Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In  2006,  the  Canadian  Accounting  Standards  Board  (“AcSB”)  published  a  new  strategic  plan  that  will significantly  affect  financial  reporting  requirements  for  Canadian  companies.  The  AcSB  strategic  plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In  February  2008  the  AcSB  announced  that  2011  is  the  changeover  date  for  publicly-listed  companies  to use  IFRS,  replacing  Canadian  GAAP.  This  date  is  for  interim  and  annual  financial  statements  relating  to fiscal  years  beginning  on  or  after  January  1,  2011.  The  Company’s  transition  date  of  May  1,  2010  will require  the  restatement  for  comparative  purposes  of  amounts  reported  by  the  Company  for  the  year  ended

April  30,  2011.  In  July  2008  AcSB  announced  that  early  adoption  will  be  allowed  in  2009  subject  to

seeking   exemptive   relief.   The   Company   is   currently   assessing   the   financial   reporting   impact   of   the

transition to IFRS and the changeover date.

Other  accounting  pronouncements  issued  with  future  effective  dates  are  either  not  applicable  or  are  not expected to be significant to the consolidated financial statements of the Company.

4.

Management of Financial Risk

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company  has no significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any significant  excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial institutions  with  which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be remote.  The  Company  periodically  monitors  the  investments  it  makes  and  is  satisfied  with  the  credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.   Management believes

that the credit risk concentration with respect to receivables is remote.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

4.      Management of Financial Risk (Continued)

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.    Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities that are denominated in United States dollars:

Related Party

Accounts

January 31, 2010

Bank Debt

Receivables

payable

$

4,925

$

13,919

$

11,827

At  January  31,  2010  with  other  variables  unchanged,  a  +/-10%  change  in  exchange  rates  would increase/decrease pre-tax loss by approximately +/- $702.

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11.

5.

Shareholders’ Equity

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At  January  31,  2010,  Rand  owns  217,422  (2009  –  217,422)  shares  of  the  Company  valued  at  $43,485

that  have  been  deducted  from  the  total  shares  issued  and  outstanding.   The  value  of  these  shares  has

been deducted from share capital.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

5.      Shareholders’ Equity (Continued)

Private placements

During  the  year  ended  April  30,  2009,  the  Company  completed  a  private  placement,  whereby  it  issued

1,315,168  units  at  $0.40  per  unit  for  proceeds  of  $526,067.   Each  unit  consisted  of  one  common  share  and

one  non-transferable  share  purchase  warrant,  entitling  the  holder  to  acquire  one  additional  common  share

for  a  period  of  one  year  at  $0.50  per  share  and  at  $0.60  per  share  in  the  second  year.   The  fair  value  of  the

warrants  included  in  the  units  was  estimated  to  be  $0.115  per  warrant  using  the  Black-Scholes  option

pricing  model  using  the  following  assumptions:    risk  free  interest  rate  of  3.10%,  expected  volatility  of

107%,  an  expected  life  of  1  year  and  no  expected  dividends.    Finders’  fees  of  $22,212  were  paid  in

connection with the private placement, which are included in share issuance costs.

During  the  year  ended  April  30,  2009,  the  Company  completed  a  private  placement,  whereby  it  issued

456,000  units  at  $0.25  per  unit  for  proceeds  of  $114,000.   Each  unit  consisted  of  one  common  share  and

one-half non-transferable  share purchase warrant.   Two one-half warrants entitle  the holder to purchase one

additional  share  of  common  stock  at  a  price  of  $0.35  per  share  for  one  year.   The  fair  value  of  the  warrants

included  in  the  units  was  estimated  to  be  $0.07  using  the  Black-Scholes  option  pricing  model  using  the

following  assumptions:   risk  free  interest  rate  of  1.10%,  expected  volatility  of  115%,  an  expected  life  of  1

year   and   no   expected   dividends.     Finders’   fees  of  $6,040   were   paid   in  connection  with   the   private

placement, which are included in share issuance costs.

During  the  nine  months  ended  January  31,  2010,  the  Company  completed  a  private  placement,  whereby  it issued  1,012,596  units  at  $0.15  per  unit  for  proceeds  of  $151,889,  of  which  $45,000  was  received  on

February  3,  2010  from  the  shareholder’s  RRSP  trust  account.  Each  private  placement  unit  consisted  of  one common  share  and  share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional share of common stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the  units  was  estimated  to  be  $0.10  using  the  Black-Scholes  option  pricing  model  using  the  following

assumptions:   risk free interest rate of 1.17%, expected volatility of 153%, an expected life of 1 year and no

expected  dividends.   Finders’  fees  of  $7,050  were  paid  in  connection  with  the  private  placement,  which  are included in share issuance costs.

During the nine months ended January 31, 2010, the Company received $12,000 for subscriptions for shares issued in March, 2010.

Stock Options

The  Company  has  implemented  a  stock  option  plan  (the  “Plan”)  to  be  administered  by  the  Board  of

Directors.   Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of  10%  of  the  issued  and  outstanding  common  shares  of  the  Company  at  the  date  the  options  are  granted.

The option price under each option shall be not less than the discounted market price on the grant date.  The expiry  date  of  an  option  shall  be  set  by  the  Board  of  Directors  at  the  time  the  option  is  awarded,  and  shall not be more than five years after the grant date.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

5.

Shareholders’ Equity (Continued)

Stock Options (Continued)

These options have the following vesting schedule:

i)

Up  to  25%  of  the  option  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial exercise is referred to as the “First Exercise”.

ii)

The  second  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  First

Exercise; such second exercise is referred to as the “Second Exercise”.

iii)

The  third  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  Second

Exercise; such third exercise is referred to as the “Third Exercise”.

iv)

The  fourth  and  final  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date of the Third Exercise.

v)

The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of

12 months with no more than 25% of the options vesting in any three-month period.

During  the  nine  months  ended  January  31,  2010,  the  Company  recorded  stock-based  compensation  of

$31,987 (2009 - $31,240) as a general and administrative expense and addition to contributed surplus.

During  the  year  ended  April  31,  2009,  the  Company  granted  375,000  stock  options  from  the  Plan  to  two

directors  and  a  consultant  exercisable  at  $0.21  per  share,  up  to  April  22,  2014.   The  fair  value  of  options

was   estimated   using   the   Black-Scholes   option   pricing   model   using   the   following   weighted   average

assumptions:  risk  free  interest  rate  of  3.19%,  expected  volatility  of  106%,  an  expected  option  life  of  1  -  5 years and no expected dividends.  The weighted average fair value of options granted was $0.18 per option.

During  the  year  ended  April  31,  2009,  the  Company  granted  400,000  stock  options  from  the  Plan  to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013.  The fair value of options  was  estimated  using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  1.69%,  expected  volatility  of  134%,  an  expected  option  life  of  1  -  5 years and no expected dividends. The weighted average fair value of options granted was $0.31 per option.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

5.

Shareholders’ Equity (Continued)

Stock Options (Continued)

A summary of the Company’s stock options is as follows:

Weighted

average

Number of

exercise

options

price

$

Outstanding at April 30, 2008

1,125,000

0.27

Granted

775,000

0.31

Expired

(375,000)

0.22

Outstanding at April 30, 2009 and January 31, 2010

1,525,000

0.30

As at January 31, 2010, the following stock options are outstanding:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

October 20, 2010

0.30

750,000

0.72

August 1, 2013

0.40

400,000

3.50

April 22, 2014

0.21

375,000

4.23

Options Outstanding

1,525,000

Options Exercisable

381,250

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

5.

Shareholders’ Equity (Continued)

Share Purchase Warrants

A summary of the Company’s share purchase warrants is as follows:

Weighted

average

Number of

exercise

warrants

price

$

Outstanding at April 30, 2008

-

-

Issued

1,543,168

0.56

Outstanding at April 30, 2009 and January 31, 2010

1,543,168

0.56

As at January 31, 2010, the following share purchase warrants were outstanding:

Expiry Date

Exercise

Number

price

of warrants

$

July 31, 2010

0.60

1,315,168

April 1, 2010

0.35

228,000

Warrants Outstanding

1,543,168

6.

Equipment

Accumulated

January 31, 2010

Cost

Amortization

Net Book Value

Computer hardware

$

7,372

$

6,656

$

716

Office furniture and equipment

8,849

5,603

3,246

Total

$

16,221

$

12,259

$

3,962

Accumulated

April 30, 2009

Cost

Amortization

Net Book Value

Computer hardware

$

7,372

$

5,049

$

2,323

Office furniture and equipment

8,849

4,275

4,574

Total

$

16,221

$

9,324

$

6,897

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

7.      Equity Accounted Investee

The  Company’s  investment  in  REGI  has  been  reduced  to  $nil  as  the  Company’s  share  of  past  losses exceeded the carrying value of the investment in REGI.

At January 31, 2010, the Company is owed an aggregate of $529,431 (April 30, 2009 - $536,428) by REGI.

The amounts owed are unsecured, non-interest bearing and due on demand.

During  the  nine  months  ended  January  31,  2010,  the  Company  recognized  a  gain  of  $26,689  (2009  -

$99,797) relating to the sale of 84,500 of its shares of REGI.

8.

Related Party Transactions

At  January  31,  2010,  the  Company  is  owed  an  aggregate  of  $26,820  (April  30,  2009  -  $19,537)  by  related

parties.    The  amounts  owed  are  unsecured,  non-interest  bearing  and  due  on  demand.    These  parties  are

companies that the President of the Company controls or significantly influences.

During  the  nine  months  ended  January  31,  2010,  rent  of  $11,379  (2009  -  $10,890)  was  paid  to  a  company having common officers and directors.

During  the  nine  months  ended  January  31,  2010,  management  fees  of  $22,500  (2009  -  $22,500)  were  paid to a company having common officers and directors.

During  the  nine  months  ended  January  31,  2010,  research  and  development  costs  of  $32,366  (2009  -  $Nil)

were paid to a company having common officers and directors.

During   the   nine   months   ended   January   31,   2010,   administrative   and   management   fees,   included   in

miscellaneous  office  expenses,  of  $20,250  (2009  -  $21,048)  and  directors’  fees  of  $9,000  (2009  -  $6,500)

were paid to officers, directors and companies controlled by officers and directors for services rendered.

These  related  party  transactions  are  carried  out  in  the  normal  course  of  operations  and  are  measured  at  the exchange  amount  of  consideration  established  and  agreed  to  by  all  the  related  parties.  Amounts  due  from related parties are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

9.

Commitments

a)    In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)

A  participating  royalty  is  to  be  paid  based  on  5%  of  all  net  profits  from  sales,  licenses,  royalties or  income  derived  from  the  Rand  Cam  Technology  patented  technology,  to  a  maximum  amount

of  $10,000,000.    The  participating  royalty  is  to  be  paid  in  minimum  annual  instalments  of

$50,000  per  year  beginning  on  the  date  the  first  revenues  are  derived  from  the  license  or  sale  of the patented technology.

ii)

Pursuant  to  a  letter  of  understanding  dated  December  13,  1993,  between  the  Company  and  REGI

(collectively    called    the    grantors)    and    West    Virginia    University    Research    Corporation

(“WVURC”),  the  grantors  have  agreed  that  WVURC  shall  own  5%  of  the  Rand  Cam  patented technology  and  will  receive  5%  of  all  net  profits  from  sales,  licenses,  royalties  or  income  derived from the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)    The   Company   is   committed   to   fund   50%   of   the   further   development   of   the   RadMax™   Engine

Technology.

c)    The Company’s current agreement to lease office premise expired on June 30, 2009.   On June 11, 2009,

the Company entered into a new lease agreement for one additional year for a total of $13,185.

10.     Financial Instrument Liability

During  the  year  ended  April  30,  2009,  Rand  sold  1,304,933  units  (2008  –  80,000  units)  consisting  of  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at a specified exercise price.  The details of the share purchase warrants are as follows:

Closing date of sale

# of warrants

Exercise price

Expiry date

March 27, 2008

80,000

$

1.50

March 27, 2013

May 6, 2008

40,000

$

1.50

May 6, 2013

March 12, 2009

1,264,933

$

0.35

March 12, 2010

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$125,632  (2008  -  $30,798).   The  fair  value  of  the  warrants  at  the  closing  date  was  determined  using  the

Black-Scholes option pricing model.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

10.     Financial Instrument Liability (Continued)

During  the  nine  month  period  ended  January  31,  2010,  the  Company  received  share  subscriptions  in  the amount  of  $144,418  whereby  the  Company  will  sell  418,000  units  consisting  of  one  common  share  of

REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional  share  of  REGI  at  a specified exercise price. As at January 31, 2010, these subscriptions are included in accounts payable.

The fair value of the warrants as follows:

Fair value at

Fair value at

Expiry date

January 31, 2010

April 30, 2009

March 27, 2013

$

10,071

$

11,474

May 6, 2013

5,166

5,873

March 12, 2010

7,648

149,653

Total

$

22,885

$

167,000

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

January 31, 2010

April 30, 2009

Expected dividend yield

0.00%

0.00%

Expected stock price volatility

110% - 146%

108% - 118%

Risk-free interest rate

0.02% - 1.38%

0.43% - 0.64%

Expected life of warrants (years)

0.11 – 3.15

0.87 – 4.01

Subsequent to January 31, 2010, 1,264,933 warrants expired on March 12, 2010, of which 894,333 were extended for one year, expiring on March 12, 2011.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

For the nine months ended January 31, 2010 and 2009

11.     Capital Management

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue as  a  going  concern  in  order  to  pursue  the  development  of  its  technologies  and  to  maintain  a  flexible

capital   structure   for   its   projects   for   the   benefit   of   its   stakeholders.   As   the   Company   is   in   the

development stage, its principal source of funds is from the issuance of common shares.

In  the  management  of  capital,  the  Company  includes  the  share  capital  as  well  as  cash,  receivables,

related party receivables and advances to equity accounted investee.

The  Company   manages  the  capital  structure  and  makes   adjustments   to   it   in   light  of   changes   in

economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.  To  maintain  or  adjust  the capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust the amount of cash and short-term investments.

The  Company  expects  its  capital  resources,  which  include  a  share  offering  and  the  sale  of  investee shares  and  warrants,  will  be  sufficient  to  carry  its  research  and  development  plans  and  operations through its current operating period.

The  Company  is  not  subject  to  externally  imposed  capital  requirements  and  there  were  changes  in  its approach to capital management during the nine months ended January 31, 2010.

12.     Subsequent Events

On  March  24,  2010  the  Company  the  Company  completed  a  private  placement,  whereby  it  issued

1,643,333  units  at  $0.15  per  unit  for  gross  proceeds  of  $246,500.   Each  unit  consisted  of  one  common

share  and  share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of

common  stock  at  a  price  of  $0.20  per  share  for  one  year.    Finder’s  fees  of  $12,068  were  paid  in

connection with the private placement.

During  the  years  ended  2008  and  2009  Rand  sold  1,304,933  warrants  entitling  the  holder  to  purchase shares of REGI from Rand. On March 12, 2010, 1,264,933 of these warrants expired, of which 894,333 warrants were extended for one additional year, expiring March 12, 2011.